Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Three Months Ended September 30, 2013		Nine Months Ended September 30, 2013
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$48		$156
One-Third of Rents, Net of Income from Subleases	7		21

Total Fixed Charges	$55		$177

Earnings:
Income Before Income Taxes	$604		$2,037
Fixed Charges	55		177

Total Earnings	$659		$2,214

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	11.98	x	12.51	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$99		$310
One-Third of Rents, Net of Income from Subleases	7		21

Total Fixed Charges	$106		$331

Earnings:
Income Before Income Taxes	$604		$2,037
Fixed Charges	106		331

Total Earnings	$710		$2,368

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	6.70	x	7.15	x